Mirum Pharmaceuticals, Inc.

950 Tower Lane, Suite 1050

Foster City, CA 94404

June 6, 2022

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Margaret Schwartz

RE:	Mirum Pharmaceuticals, Inc.

Registration Statement on Form S-3

Filed May 25, 2022

File No. 333-265210

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form S-3 to become effective at 4:30 p.m. Eastern Time on June 9, 2022, or as soon thereafter as is practicable.

Thank you for your assistance. If you should have any questions, please contact Alexa Ekman of Cooley LLP, counsel to the Registrant, at (858) 550-6183.

MIRUM PHARMACEUTICALS, INC.

By:	/s/ Christopher Peetz
Christopher Peetz
President and Chief Financial Officer